THIRD COAST BANCSHARES, INC.

April 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Third Coast Bancshares, Inc.

Registration Statement on Form S-3 (File No. 333-286632)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Third Coast Bancshares, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:00 p.m., Central Time, on Thursday, May 1, 2025, or as soon as practicable thereafter.

Please notify Michael G. Keeley of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-3906 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

THIRD COAST BANCSHARES, INC.

By:	/s/ R. John McWhorter
Name:	R. John McWhorter
Title:	Chief Financial Officer